PEABODY ENERGY
Gregory H. Boyce
Chairman and Chief Executive Officer
701 Market Street
St. Louis, Missouri 63101-1826
314.342.3400

May 14, 2008
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Re:	SEC Comment Letter Dated April 30, 2008 Peabody Energy Corporation Form 10-K For the Fiscal Year Ended December 31, 2007 Filed February 28, 2008 File No. 1-16463
Dear Mr. Schwall:
     In response to Staff comments, we offer the following:
Form 10-K for the Year Ended December 31, 2007
Business
El Segundo Mine, page 6
1.	Please provide further detail on the coal supply agreement signed for the El Segundo Mine. We note your disclosure on page 10 that this contract is expected to generate revenue in excess of $1 billion. Tell us how much revenue has been generated to date and provide us with analysis as to whether you are required to file this agreement. Further, please provide us with a similar analysis for your other long-term coal supply agreements, such as the agreement signed in December 2006 with the Tennessee Valley Authority.
Response
          To date, no revenues have been generated under the coal supply agreement referenced in the El Segundo Mine disclosures noted by the Staff. Shipments will begin in mid-2008 once the mine is operational, consistent with the disclosure noting that “... El Segundo Mine begins production in mid-2008.” We estimate 2008 shipments will approximate 1.0 million tons, increasing to 2.5 million tons in 2009 and then reaching 4.0 million tons per year from 2010 through 2024.
          We consider our coal supply agreements to be contracts made in the ordinary course of conducting our business. During 2007, we sold approximately 90% of our sales volume under long-term coal supply agreements, and we expect to continue the practice of executing long-term coal supply agreements. In addition, our business is not substantially dependent on any individual

Mr. H. Roger Schwall
Securities and Exchange Commission
May 14, 2008

contract as our largest individual contract in terms of revenue for 2008 is expected to approximate $260 million, representing less than 4 percent of our overall estimated 2008 revenue base. As a result, we do not believe that any of our current coal supply agreements are required to be filed as exhibits to our reports on Form 10-K or Form 10-Q pursuant to Item 601(b)(10) of Regulation S-K.
Risk Factors
“We may not be able to achieve some or all of the strategic objectives that we expected to achieve in connection with the spin-off of Patriot Coal,” page 27
2.	Please expand this risk factor to provide sufficient disclosure [of] the risk discussed. Explain the strategic objectives you expected to achieve and the effect on your business or results of operations if you do not achieve these objectives.
Response
          In response to the Staff’s comment, we propose to expand the risk factor in our Form 10-Q filing for the second quarter of 2008 so that it reads as follows:
          We may not be able to achieve some or all of the strategic objectives that we expect to achieve in connection with the spin-off of Patriot Coal.
          Among the strategic objectives we expect to achieve in connection with the spin-off of Patriot Coal are: improved operating and geologic risk; enhanced management and capital focus on large, long-lived surface mines; reduction in per-ton capital requirements; reduction in legacy liabilities; focus of our asset base toward high-growth, high-margin markets worldwide; and retention of leading Eastern U.S. access through our trading, brokerage and agency business. To the extent that we are unsuccessful in achieving some or all of these strategic objectives, it could have a material adverse effect on our business or results of operations.
          These strategic objectives were disclosed to investors on page 5 of our investor presentation dated November 15, 2007, which was furnished as an exhibit to our Current Report on Form 8-K filed November 15, 2007.
Consolidated Statements of Cash Flows, page F-4
3.	Within cash flows from investing activities you present a line item titled ‘Federal Coal Lease Expenditures’. Please tell us what types of costs are included within this item, and why classification within investing activities is appropriate. Please also confirm to us that the amount recorded for the year ended December 31, 2007 is the same amount as that for the year ended December 31, 2006.

Mr. H. Roger Schwall
Securities and Exchange Commission
May 14, 2008

Response
          Federal coal lease expenditures represent payments to acquire federal coal leases that are administered by the U.S. Department of the Interior. The terms of these agreements grant the Company the exclusive right and privilege to drill for, mine, extract, remove, or otherwise process and dispose of the coal deposits. The Company confirms that the same amounts were recorded for 2007 and 2006 as we made payments on the same lease acquisitions in the same amounts for both years.
          These mineral rights are accounted for consistent with the provisions of EITF 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets,” which states “the term mineral rights is defined as the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits.” The Task Force concluded “that mineral rights, as defined in this Issue, are tangible assets, and, accordingly, an entity should account for mineral rights as tangible assets.” The Task Force also concluded that an entity should report the aggregate amount of mineral rights as a separate component of property, plant and equipment. Further, paragraph 17c of Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows”, states that payments to acquire productive assets should be included in cash outflows from investing activities.
Notes to Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
Property, Plant, Equipment and Mine Development Cost, Page F-9
4.	At the top of page ten, you disclose that mine development costs are amortized over the estimated lives of the mines using the straight-line method. Please tell us the specific costs that are identified as mine development cost, and tell us why you believe amortizing these costs over the life of the mine using the straight-line method is most appropriate.
Response
          The net book value of mine development costs approximates $228 million, representing approximately 3 percent of our net property, plant, equipment and mine development. Mine development costs include expenditures such as initial box-cut costs, ventilation shafts for underground operations, access/entry shafts for underground operations, relocation costs for power lines, pipelines or county roads in the path of mining, etc.
          As currently disclosed on page F-10, “Mine development costs are principally amortized over the estimated lives of the mines using the straight-line method.” Our disclosure reflects the relative split of remaining net book value of mine development costs amortized based on the straight-line method ($182 million or 80 percent) and the units of production method ($46 million or 20 percent). Because of the overall immateriality of the respective amounts, we do not believe disclosure of both methods is warranted.
          With respect to the straight-line method applied to mine development assets, we determine the life related to each respective asset on either a life of mine or smaller unit (e.g. individual pit) basis as appropriate. We believe the straight-line method is most appropriate given the life assigned

Mr. H. Roger Schwall
Securities and Exchange Commission
May 14, 2008

to respective assets is reviewed and updated as necessary based on our annual life of mine determinations consistent with other estimation requirements (e.g. asset retirement determinations) related to an operation.
Definitive Proxy filed March 27, 2008
Peabody Relative Performance for Performance Period Ending December 31, 2007 ... page 49
5.	Please elaborate on the four mining companies used for comparison purposes in this section. Further, please explain how this differs from and why you are using these four mining companies as compared to the companies included in the mining comparator group on page 22.
Response
          The four mining companies used for comparison purposes in this section were our only publicly-traded mining competitors at the time of the 2005 performance unit awards. This group differs from the mining comparator group included on page 22 because there are now a greater number of publicly-traded mining competitors against which we measure TSR (total shareholder return). We used the four mining companies for performance units awarded in 2005, rather than the larger group because for each annual performance unit award we measure TSR against the same peer group, from the time of award over the entire three-year performance period. The comparator group is reviewed and updated each year prior to the next performance unit award. The companies in the comparator groups are selected because these are the mining companies with which we compete for potential investors.
Other Matters
     As requested by the Staff, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate your consideration of these comments, and should you need additional clarification or assistance please contact Brent Stottlemyre at 314-342-7557.

Sincerely,
/s/ Gregory H. Boyce
Gregory H. Boyce
Chairman and Chief Executive Officer